September 12, 2012

Securities and Exchange Commission
450 Fifth St.
Washington DC 20549
Att: Heather Clark

Integrated Freight Corporation
Item 4.02 Form 8-K
Filed March 9, 2012
File No. 000-14273

Dear Ms. Clark:

In connection with above referenced filing we have received the following comment and have the following response.

Item 4.02 8-K

1.  We note from your disclosure that you have not yet concluded that your financial statements for the quarters ended June 30, 2011 and September 30, 2011 should no longer be relied upon but may make this determination in the future. Given that an error in such financial statements has come to your attention, please revise your 8-K to state the nature of the error(s), amount of the error(s) and definitively conclude whether or not the periods affected by the error(s) should not be relied upon and therefore require restatement. To the extent you determine a restatement is required, please provide all applicable disclosures required by Item 4.02 of Form 8-K.

We have reviewed our filings and determined that the financial statements for the quarters ended June 30, 2011 and September 30, 2011 can and should be relied upon. The consideration paid for Cross Creek Trucking was based on trading values of our securities and the interest rate on the note payable was at market at the time of the purchase of cross creek. The impairment of Cross Creek, which we believed occurred in the quarter ending December 31, 2011 was the result of the financial condition of the parent company which caused problems obtaining a timely refinancing as opposed to inherent problems at cross creek or ones that developed during the quarters ended June 30, 2011 or September 30, 2011.

Since the company and its management are in possession of all facts relating to a company’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made.
In connection with responding to this comment, we acknowledge that:

●  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. I can be reached at 646-660-4337, or you can reach Matthew Veal at 941-320-0789 with questions.

Sincerely,

David Fuselier
Chairman/Chief Executive Officer